PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the nine months ended October 31, 2007

Dated: December 17, 2007

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker") for the nine months ended October 31, 2007 and from the audited financial statements of Pacific Booker for the year ended January 31, 2007 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km east of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of a copper/gold concentrate and a molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the American Stock Exchange under the symbol PBM.

Overall Performance

The Company is pleased to announce that on November 13th, the President/CEO of the company rang the bell on the floor of the American Stock Exchange®.  The company’s common stock was listed for trading under the ticker symbol PBM on August 8, 2007.

For further information on the American Stock Exchange®, please visit www.amex.com.

The Company has continued the work towards the completion of a full Feasibility Study and the environmental assessment.  The environmental assessment will be used to apply for a mining permit for the construction, operation and maintenance, and decommissioning and reclamation of an open-pit mine at the Morrison property.  It is anticipated that the results of the Feasibility Study and permitting process will lead to detailed engineering and construction of the mine.

On November 8th, the Company announced that Polysius Corp., Germany have tested the Morrison ore for suitability for High Pressure Grinding Rollers (HPGR).  The Pilot plant test results on a 1.5 tonne composite sample indicates that the Morrison ore is suitable for HPGR and significant savings in total operating costs, including power and consumables can be achieved.  In addition, HPGR offers considerably shorter delivery time versus SAG mills.

During the year ended January 31, 2007, an optionor of the Hearne Hill property which adjoins the Company’s Morrison property had filed a Writ of Summons and Statement of Claim against the Company in respect to the option agreement on the Hearne Hill property, which it alleges is of no further force and effect and seeks the return of the Hearne Hill property and the area of interest around the Hearne Hill claims.  The Writ of Summons and statement of Claim also included a claim for the return of the Morrison Property.  The Company was of the view that the optionor had no right whatsoever to the Morrison property.

Management of the Company had filed a Statement of Defense and a Counterclaim against the optionor for damages in the amount of $55,356 for breach of a contract.

During the previous quarter, the Company announced that its application to strike out, on a summary basis, a lawsuit commenced by a party to an option agreement over certain mineral claims had been dismissed by the Court.  The Court also allowed an application to add three additional parties as plaintiffs to the action and made other orders regarding evidentiary issues.  The Company then announced that the application by the optionors of the Hearne Hill property to include the Morrison property as part of their claim had been dismissed by the Supreme Court of British Columbia.

The company is vigorously defending the lawsuit respecting the Hearne Hill property and is proceeding to have the matter set for trial at the earliest opportunity.

The Hearne Hill property was previously explored by the Company from May 1993 until October 1997 and 142 holes were drilled totaling 33,493 meters.  However, it was determined that the Hearne Hill deposit was uneconomic and therefore, the Company started the work required to proceed with exploration of the Morrison property.

The ultimate liability, if any, arising from this claim is not currently determinable and will be recorded at the time of that determination.

The Company wishes to reassure its investors that all the funds held by the Company are held by the Company’s chartered bank in Canada.  All deposit certificates currently in use are fully redeemable at any time and the interest rates are tied to the prime interest rate of the bank.  Management acknowledges that the potential for greater returns on cash for investment are available, but continues to believe that the Company’s funds must be as secure from risk as possible at all times.  The Company plans to continue this investment practice in the future.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.

The following table shows the total revenue (interest income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2005	$ 18,945,079	$ 1,500,000	$ 5,967	$ 902,759	$ 0.16
January 31, 2006	$ 12,675,661	$ 1,500,000	$ 13,378	$ 8,883,273	$ 1.41
January 31, 2007	$ 18,677,491	$ -	$ 139,136	$ 1,365,664	$ 0.17

Results of Operations

During the quarter under discussion, the Company did not announce or complete any private placements.  The Company issued 101,550 common shares on exercise of warrants for total proceeds of $438,700 and issued 10,000 common shares on exercise of options for total proceeds of $40,000 and a corresponding reclassification of $7,759 from contributed surplus to share capital in regards to the calculation for stock based compensation as required.

Subsequent to the end of the quarter, the Company has issued 401,900 common shares on exercise of warrants for total proceeds of $1,622,100.

At the end of the quarter, the Company’s working capital was sufficient to meet it’s current obligations and the Company continues to believe that it will be able to meet its upcoming obligations.

For the nine month period ended October 31, 2007, the Company incurred a net loss of $1,688,652 which was $707,796 higher than the $983,856 loss for the same period ended October 31, 2006.  The major difference was the increase in cost for stock-based compensation expense which was $522,428 higher than the period ended October 31, 2006.  The next largest difference was an increase in Investor relations fees in the amount of $98,898 when compared to the period ended October 31, 2006.  This increase is mostly due to a one time payment of a bonus to the directors directly involved in the raising of funds.  The Company has been able to continue to pay its expenses on time and   increase cash on hand.  It is generating additional funds from interest earned, which in turn adds to funds available for the completion of the work programs.  Shareholder information and promotion costs have decreased by $57,415 when compared to the period ended October 31, 2006.  Interest income is the next largest difference with the earnings for 2007 higher than the same period in 2006 in the amount of $55,683.  Salaries and benefits are $36,447 higher than the same period in 2006 due to the change in status of one consultant in Investor relations and the related costs for the taxable benefit deemed on the exercise of options by directors, consultants and employees.  The difference between the exercise price of the option and the market price at the time of exercise is considered a taxable benefit by Revenue Canada and is therefore subject to CPP contributions and is treated as compensation by the Workers Compensation Board and is therefore subject to WCB contributions.  These items are a required expense to the Company.  The next largest increase in expense was on the increase in filing fees due to the listing on the American Stock Exchange on August 8th, which required the payment of listing fees in the amount of US$42,917, (offset by a decrease due to the filing fee on the private placement completed in April 2006 (amount $19,904)), which contributed to an increase in the amount of $20,584 higher than the same period in 2006.  Professional fees were higher by $23,997 when compared to the same period in 2006.  This is due to the ongoing lawsuit defending the Hearne Hill and other mineral titles items.  Travel costs were up by $24,491, reflecting the increase in promotional activity.  Loss on exchange of US currency in the amount of $13,288 higher than the same period in 2006. ($58,363 in 2007 vs $45,075 in 2006).  At January 31, 2007, the Canadian $ exchange rate was $1.1825 to the US $ whereas at October 31, 2007 the exchange rate was .9547, a decrease of .2278 per US $ held.   Office expenses were up by $15,687 over the same period in 2006 due to the increase in insurance costs as required by the listing on the American Stock Exchange.  Telephone costs and office rent have remained about the same when compared to the same period in the previous year.

For the quarter ended October 31, 2007, the Company incurred a net loss of $587,797 which was $402,771 higher than the $185,026 loss for the quarter ended October 31, 2006.  The largest   difference was the increase in cost for stock-based compensation expense which was $237,226 higher than the quarter ended October 31, 2006.  Next largest difference was an increase in filing fees in the amount of $39,374 higher than the same period ended October 31, 2006, mostly due to the American Stock Exchange fee.  Next largest difference was an increase in Professional Fees in the amount of $26,303.  Office expenses were up by $24,665 over the quarter ended October 31, 2006 mostly due to the increase in insurance costs as required by the listing on the American Stock Exchange.  Salaries and benefits are $15,093 higher than the same period in 2006 due to the change in status of one consultant in Investor relations and the related costs for the taxable benefit deemed on the exercise of options by directors, consultants and employees.  Travel costs were up by $14,950. Consulting fees were up in regards to the US filings.  Interest income is the next largest difference with the earnings for 2007 higher than the same period in 2006 in the amount of $10,474.  The loss on exchange of US currency was less this quarter than the same quarter in 2006 by $1,736.  Shareholder information and promotion costs have increased by $6,580 when compared to the quarter ended October 31, 2006.  Telephone costs and office rent and expenses have remained about the same when compared to the same period in the previous year.

During the nine month period ended October 31, 2007, the Company incurred $2,398,624 in exploration & development expenditures on the Morrison property compared to $1,630,843 exploration & development expenditures in the same period of the previous fiscal year, the majority of the amount difference being an increase in Geotechnical fees in the amount of $1,016,235 and a decrease in drilling in the amount of $261,512 when compared to the same period in 2006.

During the quarter under discussion, the Company incurred $839,309 in exploration & development expenditures on the Morrison property compared to $394,395 exploration & development expenditures in the same quarter of the previous fiscal year, the majority of the amount difference being the increase of geotechnical fees in the amount of $268,932 and an increase in drilling in the amount of $142,904 in 2007 when compared to the same period in 2006.  Please see Note 4 in the interim financial statements for expenditures by item and area.  Information on the field activities during the quarter can be found under the heading “Overall Performance”.

For details on outstanding options and warrants at the end of the quarter, see note 7 in the October 31, 2007 financial statements.

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with Canadian generally accepted accounting principles.  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Operations for the company in the current period.

The following table shows the total revenue (interest income), the loss from our financial statements (cost of Administration expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

for the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
January 31, 2006	$ 3,353	$ 302,138	$ 8,150,073	$ 1.29
April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06
July 31, 2006	$ 35,660	$ 411,652	$ 375,992	$ 0.05
October 31, 2006	$ 46,026	$ 231,052	$ 185,026	$ 0.02
January 31, 2007	$ 43,875	$ 425,683	$ 381,808	$ 0.04
April 30, 2007	$ 42,103	$ 392,085	$ 349,982	$ 0.04
July 31, 2007	$ 52,341	$ 803,214	$ 750,873	$ 0.08
October 31, 2007	$ 56,500	$ 644,297	$ 587,797	$ 0.06

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the year ended January 31, 2006	$ 13,378	$ 1,045,363	$ 8,883,273	$ 1.41
for the three month period ended April 30, 2006	$ 13,575	$ 436,413	$ 422,838	$ 0.06
for the six month period ended July 31, 2006	$ 49,235	$ 848,065	$ 798,830	$ 0.11
for the nine month period ended October 31, 2006	$ 95,261	$ 1,079,117	$ 983,856	$ 0.12
for the year ended January 31, 2007	$ 139,136	$ 1,504,800	$ 1,365,664	$ 0.17
for the three month period ended April 30, 2007	$ 42,103	$ 392,085	$ 349,982	$ 0.04
for the six month period ended July 31, 2007	$ 94,444	$ 1,195,299	$ 1,100,855	$ 0.12
for the nine month period ended October 31, 2007	$ 150,944	$ 1,839,596	$ 1,688,652	$ 0.18

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from the deposit of funds raised, and the reclamation bond interest.  The exploration and development of deposits involve significant risks including commodity prices, project financing, permits and licences from various agencies in the Province of British Columbia and local political and economic developments.

At the end of the most recently completed year, the Company reported a net loss of $1,365,664 ($0.17 per share).

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires in April 2009.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Falconbridge Limited for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our annual financial statements (Note 3).

Proposed Transactions
The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies
The Company has detailed its significant accounting policies in Note 2 and in Note 17 (re: US versus Canadian GAAP) of the annual financial statements.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results. Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Related Party Transactions

Payments were made or incurred to 3 company directors for services provided in the course of normal business operations.  Specifically, to G. Anderson, CEO and J. Plourde, for shareholder relations and financing, and to E. Tornquist for services related to property management activities.  Also included in the related party note are payments made to the wife of E. Tornquist for administrative assistant functions and to CFO, R. Swan for accounting and management services.  Fees for these services amounted to $95,155 in this quarter compared to $96,328 for the corresponding period in the previous fiscal year.

Outlook for 2007/2008
Early in 2008, Pacific Booker Minerals Inc. expects to complete a full Feasibility Study and the Environmental Assessment application.

On December 13th, the Company announced that Wardrop Engineering Inc. has completed a Trade-off Study to evaluate the application of High Pressure Grinding Rolls (HPGR) as an alternative technology to the conventional semi-autogenous (SAG) milling process for the Morrison project.  The results of the Trade-off Study indicate that the application of HPGR, with an initial capital cost of approximately $10 million higher than a SAG milling process, would result in significant operating costs savings amounting to more than 23%.  The reduction in power for the combined crushing/grinding circuits for the HPGR option is 3.67 megawatts (MW).  The resulting power savings translates into an operating cost savings of $0.08/tonne and for consumables; the reduction was estimated to be $0.59/tonne for a total cost saving of $0.67/tonne over the life of the mine.

Disclosure of outstanding share data

Details of our share transactions for the quarter and a listing of our outstanding options and warrants can be found in Note 7 of our interim financial statements.

Subsequent to the end of the quarter, the following share transactions were made:

Shares issued:
Date	Details	Transaction amounts		Accumulated totals
		# of shares	$	# of shares	$
October 31, 2007	balance forward			9,688,189	36,083,746
November 8, 2007	Warrants	105,700	437,300	9,793,889	36,521,046
November 15, 2007	Warrants	27,250	109,000	9,821,139	36,630,046
November 22, 2007	Warrants	117,750	471,000	9,938,889	37,101,046
December 3, 2007	Warrants	85,250	341,000	10,024,139	37,442,046
December 3, 2007	Warrants	65,950	263,800	10,090,089	37,705,846

Warrant transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2007	total outstanding				1,688,400
November 8, 2007	Exercised	$ 4.00	December 2, 2007	-76,700	1,611,700
November 8, 2007	Exercised	$ 4.50	April 11, 2008	-29,000	1,582,700
November 15, 2007	Exercised	$ 4.00	December 2, 2007	-27,250	1,555,450
November 22, 2007	Exercised	$ 4.00	December 2, 2007	-117,750	1,437,700
December 3, 2007	Exercised	$ 4.00	December 2, 2007	-85,250	1,352,450
December 3, 2007	Exercised	$ 4.00	December 2, 2007	-65,950	1,286,500

Options transactions:
Date	details	Exercise Price	Expiry date	# of shares	Total
October 31, 2007	total outstanding				1,577,827

Additional Disclosure for Venture Issuers

Mineral Property Interests
The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Hearne Hill	Morrison	Total
as at October 31, 2005	1,046,000	4,832,500	5,878,500
to January 31, 2006	(1,046,000)	-	(1,046,000)
As at January 31, 2006	-	4,832,500	4,832,500
to April 30, 2006	-	-	-
to July 31, 2006	-	-	-
to October 31, 2006	-	-	-
to January 31, 2007	-	-	-
As at January 31, 2007	-	4,832,500	4,832,500
to April 30, 2007	-	-	-
to July 31, 2007	-	-	-
to October 31, 2007	-	-	-
As at October 31, 2007	-	4,832,500	4,832,500

Deferred Exploration & Development expenditures
The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Hearne Hill	Morrison	Grants/Tax Credits	Total
as at July 31, 2005	6,704,404	7,384,940	(853,988)	13,235,356
to January 31, 2006	(6,704,404)	612,177	(5,446)	(6,097,673)
As at January 31, 2006	-	7,997,117	(859,434)	7,137,683
to April 30, 2006	-	1,010,229	-	1,010,229
to July 31, 2006	-	226,219	-	226,219
to October 31, 2006	-	394,395	-	394,395
to January 31, 2007	-	677,331	-	677,331
As at January 31, 2007	-	10,305,291	(859,434)	9,445,857
to April 30, 2007	-	475,546	-	475,546
to July 31, 2007	-	1,083,769	-	1,086,769
to October 31, 2007	-	839,309	-	839,309
As at October 31, 2007	-	12,703,915	(859,434)	11,844,481

Equity

The table following shows the change in capital stock, share subscriptions held (or applied to stock purchase), and net general and administration expenses for each three month period  and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Held	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
as at July 31, 2005	21,400,304	390,800	413,465	497,551	5,352,467	16,852,102
to October 31, 2005	-	1,184,800	108,835	235,649	5,588,116	17,910,088
to January 31, 2006	2,081,800	(1,295,600)	108,371	8,150,073	13,738,189	10,654,586
As at January 31, 2006	23,482,104	280,000	630,671	8,883,273	13,738,189	10,654,586
to April 30, 2006	4,039,200	(280,000)	117,508	422,838	14,161,027	14,108,456
to July 31, 2006	4,013,250	-	163,666	375,992	14,537,019	17,909,380
to October 31, 2006	350,625	-	116,241	185,026	14,722,045	18,191,220
to January 31, 2007	195,150	-	190,063	381,808	15,103,853	18,194,625
As at January 31, 2007	32,080,329	-	1,218,149	1,365,664	15,103,853	18,194,625
to April 30, 2007	1,836,743	130,200	115,161	349,982	15,453,835	19,926,747
to July 31, 2007	1,680,214	(130,200)	384,308	750,873	16,204,708	21,110,196
to October 31, 2007	486,460	47,000	345,707	587,797	16,792,505	21,401,566
As at October 31, 2007	36,083,746	47,000	2,063,325	1,688,652	16,792,505	21,401,566